Exhibit 99.1

SIMILARWEB ANNOUNCES SECOND QUARTER 2025 RESULTS
Revenue growth of 17% in the second quarter
Positive non-GAAP operating profit and free cash flow
Customer base increased by 18%
TEL AVIV, ISRAEL -- August 12, 2025 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its second quarter ended June 30, 2025. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We are proud of the strong second quarter financial results that were better than expected and reflect the demand for our Digital Data and our continued focus on disciplined execution,” stated Or Offer, Co-Founder and CEO of Similarweb. “Gen AI and LLM training related revenues accounted for nearly 8% of Q2 revenues and are one of our fastest growing revenue streams.” Offer concluded, “ RPO growth of 26% and our sales pipeline provide us with confidence in the vast potential of our data and the addressable markets we serve.”
Second Quarter 2025 Financial Highlights
•Total revenue was $71.0 million, an increase of 17% compared to $60.6 million for the second quarter of 2024.
•GAAP loss from operations was $(6.9) million or (10)% of revenue, compared to $(1.0) million or (2)% of revenue for the second quarter of 2024.
•GAAP net loss was $(11.8) million compared to a net loss of $(0.7) million for the second quarter of 2024.
•GAAP net loss per share was $(0.14), compared to $(0.01) for the second quarter of 2024.
•Non-GAAP operating profit was $2.4 million or 3% of revenue, compared to $5.3 million or 9% of revenue for the second quarter of 2024.

Exhibit 99.1
•Non-GAAP net income was $1.1 million or 2% of revenue, compared to $4.3 million or 7% of revenue for the second quarter of 2024.
•Non-GAAP basic and diluted net income per share was $0.01, compared to $0.05 for the second quarter of 2024.
•Cash and cash equivalents totalled $59.3 million as of June 30, 2025, compared to $63.9 million as of December 31, 2024.
•Net cash provided by operating activities was $2.9 million, compared to $7.3 million for the second quarter of 2024.
•Free cash flow was $2.7 million, compared to $6.3 million for the second quarter of 2024.
•Normalized free cash flow was $3.8 million, compared to $6.3 million for the second quarter of 2024.
Recent Business Highlights
•Grew number of customers to 5,951 as of June 30, 2025, an increase of 18% compared to June 30, 2024.
•Grew number of customers with ARR of $100,000 or more to 433, an increase of 13% compared to June 30, 2024.
•Customers with ARR of $100,000 or more contributed 63% of the total ARR as of June 30, 2025, increased from 60% as of June 30, 2024.
•Dollar-based net retention rate, or NRR, for customers with ARR of $100,000 or more was 108% in the second quarter of 2025, compared to 109% in the second quarter of 2024.
•Overall NRR was 100% in the second quarter of 2025, increased from 99% in the second quarter of 2024.
•57% of our overall ARR is contracted under multi-year subscriptions as of June 30, 2025, increased from 44% as of June 30, 2024.
•Remaining performance obligations, or RPO, increased 26% year-over-year, to $273.8 million as of June 30, 2025, as compared to $216.6 million as of June 30, 2024.

Exhibit 99.1

"Revenue growth was driven by 18% growth in total customers and also benefited from one-time fees from customers who acquired our data for evaluation of Gen AI related applications and LLM training,” stated Jason Schwartz, Chief Financial Officer of Similarweb. "I am proud that we reported a return to positive non-GAAP operating profit and a seventh consecutive quarter of positive free cash flow in the second quarter.”
Financial Outlook
•FY 2025 Guidance
◦Total revenue for fiscal year 2025 estimated between $285.0 million and $288.0 million, representing approximately 15% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit for fiscal year 2025 estimated between $5.0 million and $7.0 million, an increase from our previous estimate.
•Q3 2025 Guidance
◦Total revenue for the third quarter of 2025 estimated between $71.5 million and $72.0 million.
◦Non-GAAP operating profit for the third quarter of 2025 estimated between $1.5 million and $2.0 million.
The Company’s third quarter and full year 2025 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation of this measure to its closest GAAP equivalent without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1
The Company has introduced disclosure of both non-GAAP net income (loss) and non-GAAP net income (loss) per share beginning with the second quarter of 2025. A reconciliation of non-GAAP to GAAP financial measures is presented at the end of this press release.

Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, August 13, 2025. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the third quarter and full year of 2025 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to sustain

Exhibit 99.1
profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of the October 2023 attack by Hamas and other terrorist organizations, and Israel's subsequent war against them, on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 27, 2025, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1

Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP or as a measure of liquidity. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses,non-GAAP general and administrative expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, non-operating foreign exchange gains or losses and the relevant net tax effect as applicable and indicated in the below tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	June 30,
	2024	2025
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$63,869	$59,341
Restricted deposits	10,572	10,844
Accounts receivable, net	50,975	42,946
Deferred contract costs	11,373	11,183
Prepaid expenses and other current assets	4,567	7,335
Total current assets	141,356	131,649
Property and equipment, net	25,921	23,786
Deferred contract costs, non-current	9,895	7,973
Operating lease right-of-use assets	34,393	33,709
Goodwill and intangible assets, net	30,846	47,300
Other non-current assets	500	959
Total assets	$242,911	$245,376
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	12,403	9,420
Payroll and benefit related liabilities	20,304	17,635
Deferred revenue	108,232	114,228
Other payables and accrued expenses	29,330	31,209
Operating lease liabilities	6,923	7,939
Total current liabilities	177,192	180,431
Deferred revenue, non-current	1,172	2,182
Operating lease liabilities, non-current	32,809	32,937
Other long-term liabilities	4,230	6,271
Total liabilities	215,403	221,821
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2024 and June 30, 2025 (Unaudited), 82,620,679 and 84,856,875 shares issued as of December 31, 2024 and June 30, 2025 (Unaudited), 82,618,511 and 84,854,707 outstanding as of December 31, 2024 and June 30, 2025 (Unaudited), respectively;	227	233
Additional paid-in capital	391,449	406,543
Accumulated other comprehensive income	388	2,442
Accumulated deficit	(364,556)	(385,663)
Total shareholders' equity	27,508	23,555
Total liabilities and shareholders' equity	$242,911	$245,376

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Revenue	$119,619	$138,053	$60,637	$70,966
Cost of revenue	25,240	28,238	12,544	14,268
Gross profit	94,379	109,815	48,093	56,698
Operating expenses:
Research and development	25,778	36,328	12,239	18,324
Sales and marketing	51,097	63,977	25,857	31,821
General and administrative	21,141	25,685	10,950	13,437
Total operating expenses	98,016	125,990	49,046	63,582
Loss from operations	(3,637)	(16,175)	(953)	(6,884)
Finance income (expenses), net	1,278	(2,642)	823	(3,649)
Loss before income taxes	(2,359)	(18,817)	(130)	(10,533)
Provision for income taxes	1,112	2,291	608	1,316
Net loss	$(3,471)	$(21,108)	$(738)	$(11,849)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.04)	$(0.25)	$(0.01)	$(0.14)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	79,969,425	83,588,536	80,570,892	84,037,145
Net loss	$(3,471)	$(21,108)	$(738)	$(11,849)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(880)	2,054	(363)	2,796
Total other comprehensive (loss) income, net of tax	(880)	2,054	(363)	2,796
Total comprehensive loss	$(4,351)	$(19,054)	$(1,101)	$(9,053)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Cost of revenue	$390	$514	$223	$265
Research and development	2,802	3,503	1,357	1,709
Sales and marketing	1,991	2,753	806	1,417
General and administrative	3,402	5,183	2,072	2,753
Total	$8,585	$11,953	$4,458	$6,144

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(3,471)	$(21,108)	$(738)	$(11,849)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,139	4,443	2,619	2,345
Finance expense (income)	466	(1,200)	230	(1,040)
Unrealized loss (gain) from hedging future transactions	60	(77)	29	(47)
Share-based compensation	8,585	11,953	4,458	6,144
Gain from sale of equipment	(7)	(17)	(3)	(17)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(2,513)	1,828	(242)	2,641
Decrease (increase) in accounts receivable, net	9,619	8,842	2,626	(2,917)
Decrease in deferred contract costs	583	2,112	170	827
(Increase) decrease in other current assets	(2,917)	(621)	(1,593)	604
Decrease (increase) in other non-current assets	47	(458)	14	(221)
Decrease in accounts payable	(3,258)	(3,101)	(799)	(291)
Increase in deferred revenue	7,316	5,741	328	5,687
Increase in other non-current liabilities	620	111	426	44
(Decrease) increase in other liabilities and accrued expenses	(2,857)	(702)	(181)	950
Net cash provided by operating activities	17,412	7,746	7,344	2,860
Cash flows from investing activities:
Purchase of property and equipment, net	(908)	(709)	(540)	(208)
Capitalized internal-use software costs	(469)	—	(469)	—
Increase in restricted deposits	(289)	(272)	(121)	(137)
Payment for business combinations, net of cash acquired	(3,833)	(15,671)	(24)	(6,397)
Net cash used in investing activities	(5,499)	(16,652)	(1,154)	(6,742)
Cash flows from financing activities:
Proceeds from exercise of stock options	3,057	2,023	386	1,461
Proceeds from employee share purchase plan	555	1,155	555	1,155
Repayment of Credit Facility	(25,000)	—	—	—
Net cash (used in) provided by financing activities	(21,388)	3,178	941	2,616
Effect of exchange rates on cash and cash equivalents	(466)	1,200	(230)	1,040

Exhibit 99.1

Net (decrease) increase in cash and cash equivalents	(9,941)	(4,528)	6,901	(226)
Cash and cash equivalents, beginning of period	71,732	63,869	54,890	59,567
Cash and cash equivalents, end of period	$61,791	$59,341	$61,791	$59,341

Supplemental disclosure of cash flow information:
Interest received, net	$(557)	$(680)	$(322)	$(325)
Taxes paid	$848	$1,291	$16	$1,158
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$4,453	$2,743	$2,055	$—
Share-based compensation included in capitalized internal-use software	$33	$—	$33	$—
Deferred proceeds from exercise of share options included in other current assets	$27	$—	$27	$—
Deferred costs of property and equipment incurred during the period included in accounts payable	$6	$236	$6	$236

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
GAAP gross profit	$94,379	$109,815	$48,093	$56,698
Add:
Share-based compensation expenses	390	514	223	265
Retention payments related to business combinations	25	38	25	19
Amortization of intangible assets related to business combinations	2,224	805	1,138	480
Non-GAAP gross profit	$97,018	$111,172	$49,479	$57,462
Non-GAAP gross margin	81%	81%	82%	81%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating profit

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
Loss from operations	$(3,637)	$(16,175)	$(953)	$(6,884)
Add:
Share-based compensation expenses	8,585	11,953	4,458	6,144
Retention payments related to business combinations	819	3,773	591	2,214
Amortization of intangible assets related to business combinations	2,347	1,584	1,227	924
Non-GAAP operating profit	$8,114	$1,135	$5,323	$2,398
Non-GAAP operating margin	7%	1%	9%	3%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
GAAP research and development	$25,778	$36,328	$12,239	$18,324
Less:
Share-based compensation expenses	2,802	3,503	1,357	1,709
Retention payments related to business combinations	16	978	16	707
Non-GAAP research and development	$22,960	$31,847	$10,866	$15,908
Non-GAAP research and development margin	19%	23%	18%	22%

GAAP sales and marketing	$51,097	$63,977	$25,857	$31,821
Less:
Share-based compensation expenses	1,991	2,753	806	1,417
Retention payments related to business combinations	778	1,578	550	734
Amortization of intangible assets related to business combinations	123	779	89	444
Non-GAAP sales and marketing	$48,205	$58,867	$24,412	$29,226
Non-GAAP sales and marketing margin	40%	43%	40%	41%

GAAP general and administrative	$21,141	$25,685	$10,950	$13,437
Less:
Share-based compensation expenses	3,402	5,183	2,072	2,753
Retention payments related to business combinations	—	1,179	—	754
Non-GAAP general and administrative	$17,739	$19,323	$8,878	$9,930
Non-GAAP general and administrative margin	15%	14%	15%	14%

Exhibit 99.1
Reconciliation of Net loss (GAAP) to non-GAAP Net income (loss)

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2025	2024	2025
	(In thousands, except for share and per share amounts)		(In thousands, except for share and per share amounts)
GAAP Net loss	$(3,471)	(21,108)	$(738)	(11,849)
Add:
Share-based compensation expenses	8,585	11,953	4,458	6,144
Retention payments related to business combinations	819	3,773	591	2,214
Amortization of intangible assets related to business combinations	2,347	1,584	1,227	924
Non-operating foreign exchange (gains) losses	(1,297)	2,657	(790)	3,563
Tax effect of adjustments, net	(791)	(130)	(492)	115
Non-GAAP net income (loss)	$6,192	$(1,271)	$4,256	$1,111
Non-GAAP net income (loss) margin	5%	(1)%	7%	2%

Weighted average number of ordinary shares - basic	79,969,425	83,588,536	80,570,892	84,037,145
Non-GAAP basic net income (loss) per share attributable to ordinary shareholders	$0.08	$(0.02)	$0.05	$0.01

Weighted average number of ordinary shares - diluted	85,261,342	83,588,536	85,884,880	88,215,850
Non-GAAP diluted net income (loss) per share attributable to ordinary shareholders	$0.07	$(0.02)	$0.05	$0.01

Reconciliation of Net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2025	2024	2025
	(In thousands)		(In thousands)
Net cash provided by operating activities	$17,412	$7,746	$7,344	$2,860
Purchases of property and equipment, net	(908)	(709)	(540)	(208)
Capitalized internal use software costs	(469)	—	(469)	—
Free cash flow	$16,035	$7,037	$6,335	$2,652

Deferred payments related to business combinations	—	1,660	—	1,175
Normalized free cash flow	$16,035	$8,697	$6,335	$3,827